UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Bruce C. Kirchhoff

Vice President, General Counsel and Secretary

Royal Gold, Inc.

1660 Wynkoop Street, Suite 1000

Denver, Colorado 80202

(303) 573-1660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons Royal Gold, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 809,744

	8	Shared Voting Power 0

	9	Sole Dispositive Power 809,744

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,744

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 12.7%(1)

14	Type of Reporting Person (See Instructions) CO

(1)   Based on 6,357,113 shares of common stock of the Issuer outstanding as of May 13, 2019, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 13, 2019.

CUSIP No. 21077F100	13D

Item 1.   Security and Issuer

This Amendment No. 4 (the “Amendment No. 4”) amends the statement on Schedule 13D filed with the SEC on April 16, 2018 (the “Original Schedule 13D”), as amended by:

• Amendment No. 1 filed on June 29, 2018;

• Amendment No. 2 filed on October 4, 2018; and

• Amendment No. 3 filed on January 22, 2019

This Amendment No. 4 is filed by the Reporting Person with respect to the common stock (the “Common Stock”), $0.01 per share par value, of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098. The Original Schedule 13D, as amended by the amendments listed above, is referred to herein as “Schedule 13D”. Except as set forth below, all Items of Schedule 13D remain unchanged. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4.   Purchase of Transaction.

Item 4 of Schedule 13D is hereby replaced by the following:

Royal Gold, Inc. beneficially owns or may be deemed to beneficially own the shares of Common Stock reported on this Schedule 13D. Royal Gold, Inc. beneficially owns the shares of Common Stock for strategic investment purposes. Royal Alaska, LLC, a wholly-owned subsidiary of Royal Gold, Inc., and CORE Alaska, LLC, a wholly-owned subsidiary of the Issuer, are the members of Peak Gold, LLC, a joint venture for development of a mining project in Alaska (the “joint venture”).  CORE Alaska, LLC holds a 60% membership interest and Royal Alaska, LLC holds a 40% membership interest in the joint venture. Under the operating agreement for the joint venture, Royal Alaska, LLC serves as the manager of the joint venture and manages, directs, and controls operations of the joint venture. Under the operating agreement for the joint venture, Royal Alaska, LLC has the option to require CORE Alaska, LLC to sell up to 20% of its membership interest in respect of the joint venture in a sale by Royal Alaska, LLC of its entire 40% membership interest in the joint venture (for a sale of up to 60% of the membership interests in the joint venture) to a bona fide third party purchaser.

On November 14, 2018, the Issuer publicly announced that it had engaged investment banking firms to advise its board of directors on strategic alternatives.

In January 2019, Royal Gold, Inc. announced that it had engaged its own financial adviser to assist in conducting a process to identify the value, and consider a sale, of its investment in the Common Stock and/or all or a portion of its indirect interest (separately or together with a sale of the Issuer’s indirect interest) in respect of all or certain of the assets of the joint venture. While indications of interest were received, they did not meet Royal Gold, Inc.’s strategic or value expectations.

On August 2, 2019, Royal Gold, Inc. delivered a notice to terminate its engagement with its financial adviser. Royal Gold, Inc. will, however, continue to consider all alternatives with respect to its own investment in the Common Stock and its indirect investment, through Royal Alaska, LLC, in the joint venture.

Royal Gold, Inc. (1) has engaged and might in the future engage in discussions with the Issuer’s management, members of its board of directors, other stockholders of the Issuer, investment banking firms (both those engaged by the Issuer and other investment banking firms) and other relevant parties, (2) has acquired and in the future might acquire additional securities of the Issuer through open market purchases, private purchases, or otherwise, (3) might in the future dispose of all or a portion of its interest in the Issuer and/or its indirect interest in the assets of the joint venture if conditions warrant, and exercise its option (as described above) to require CORE Alaska, LLC to sell up to 20% of the aggregate membership interest in respect of the joint venture, or (4) might in the future take any other available course of action, which may involve one or more

CUSIP No. 21077F100	13D

types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D, in each case to the extent deemed advisable by Royal Gold, Inc.

Except as described elsewhere in this Schedule 13D, Royal Gold, Inc. does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Royal Gold, Inc. reserves the right to acquire, or dispose of, the securities of the Issuer, to close the transaction described in Item 3 of this Schedule 13D, and to formulate other purposes, plans or proposals regarding the Issuer, its assets, or its securities or take other action Royal Gold, Inc. deems advisable.

Item 5.   Interest in Securities of the Issuer

Items 5 (a) and (b) of Schedule 13D are hereby replaced by the following:

(a) — (b) On August 2, 2019, Royal Gold, Inc. beneficially owns 809,744 shares of Common Stock. Using 6,357,113,779 as the number of shares of Common Stock outstanding as of May 13, 2019, which number is based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 13, 2019, Royal Gold, Inc. has the sole voting power and sole dispositive power with respect to approximately 12.7% of the issued and outstanding Common Stock.

To Royal Gold, Inc.’s knowledge, no shares of the Common Stock are beneficially owned by any of the persons listed on Schedule A to this Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby replaced by the following:

Except as described in Items 3, 4, and 5 and in the Stock Purchase Agreement and Side Letter incorporated herein by reference and previously set forth as Exhibits 1 and 2 to Schedule 13D, Royal Gold, Inc. does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 21077F100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019

ROYAL GOLD, INC.

By:	/s/ Bruce C. Kirchhoff
Name:	Bruce C. Kirchhoff
Title:	Vice President, General Counsel and Secretary

CUSIP No. 21077F100	13D

Schedule A

Set forth below is a list of the directors and executive officers of Royal Gold, Inc., setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Royal Gold, Inc.’s knowledge, all directors and officers listed below are citizens of the United States, unless otherwise indicated. Unless otherwise indicated below the business address of each person is c/o Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202.

Directors of Royal Gold, Inc.

Name	Present Principal Occupation and Business Address of Such Organization
William M. Hayes	Retired mining executive
Tony A. Jensen	President and CEO of Royal Gold, Inc.
Kevin McArthur	Retired mining executive
Jamie C. Sokalsky*	Retired mining executive
Christopher M.T. Thompson	Retired mining executive
Ronald J. Vance	Retired mining executive
Sybil E. Veenman*	Retired mining executive

Executive Officers of Royal Gold, Inc.

Name	Present Principal Employment
Tony A. Jensen	President and CEO, Royal Gold, Inc.
William H. Heissenbuttel	CFO and VP Strategy, Royal Gold, Inc.
Dan Breeze*	VP Corporate Development, RGLD Gold AG
Mark E. Isto	VP Operations, Royal Gold Corporation
Bruce C. Kirchhoff	VP General Counsel and Secretary, Royal Gold, Inc.

* Canadian citizen.